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                                                                    EXHIBIT 20.1

       CISCO SYSTEMS COMPLETES ACQUISITION OF GEOTEL COMMUNICATIONS CORP.


     SAN JOSE, Calif. - June 24, 1999 -- Cisco Systems, Inc. today announced it has completed the acquisition of GeoTel Communications Corp. (NASDAQ:GEOC) of Lowell, MA.

     On April 13, 1999 Cisco Systems announced a definitive agreement to acquire publicly-held GeoTel, a leading provider of software solutions for distributed voice call centers for enterprise and service provider customers. Under the terms of the agreement, shares of Cisco common stock were issued for all outstanding shares and options of GeoTel. The transaction will be accounted for as a pooling of interests.

CISCO SYSTEMS

Cisco Systems, Inc. (NASDAQ:CSCO) is the worldwide leader in networking for the Internet. News and information are available at http://www.cisco.com.

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Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks of
Cisco Systems, Inc. in the U.S. and certain other countries. All other trademarks mentioned in this document are the property of their respective owners.

This release may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Cisco with the SEC, specifically the most recent reports on Form 10-K and 10-Q, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including potential fluctuations in quarterly results, dependence on new product development, rapid technological and market change, acquisition strategy, manufacturing risks, risks associated with the Internet infrastructure, volatility of stock price, financial risk management and future growth subject to risks.